Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

VOLUNTARY ANNOUNCEMENT

UPDATE ON INCREASE PLAN IN SHAREHOLDING BY MANAGEMENT

This is a voluntary announcement made by MINISO Group Holding Limited (the “Company”) to provide its shareholders and potential investors with information in relation to the latest developments regarding the Company.

Reference is made to the announcement of the Company dated December 5, 2023 in relation to the plan of certain management members of the Company to acquire certain shares of the Company in the open market in the coming month.

The board of directors (the “Board”) of Company was informed that Mr. Zhang Jingjing, the Company’s Chief Financial Officer and Vice President, together with Mr. Huang Zheng, General Manager of MINISO Overseas distributor markets and Vice President, and Mr. Yao Jianzheng, General Manager of MINISO China and Vice President (together as the “Management”), have acquired the Company’s shares in the open market in the amount of about USD400,000, USD300,000 and USD300,000 respectively as of the date of this announcement, re-affirming their commitment and confidence in the value and long-term development of the Company. The Management may further increase their shareholding in the Company as and when appropriate and subject to compliance with the applicable laws and regulations.

Shareholders and potential investors should note that any share purchase by the Company’s management may be done subject to market conditions and at the individual’s absolute discretion. Shareholders and potential investors should therefore exercise caution when dealing in the shares.

By Order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, December 12, 2023

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive directors.